EXHIBIT 99.4

CANAGOLD RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of Shareholders of CANAGOLD RESOURCES LTD. (the “Company”) will be held at Suite 810, 625 Howe Street, Vancouver, British Columbia, on Tuesday, the 19th day of July, 2022, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the report of the Auditors thereon;

2.	to re-appoint Smythe LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

3.	to elect five directors for the ensuing year;

4.

to consider and, if thought fit, to approve by ordinary resolution an amendment to the stock option plan of the Company, as more particularly described in the accompanying Information Circular attached hereto; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Meeting are an Information Circular and a form of proxy (or a voting instruction form if you hold common shares through a broker or other intermediary).  The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting.

If you are a non-registered shareholder of the Company and received this Notice and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Only holders of common shares of record as at the close of business on June 6, 2022 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, this 13th day of June, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Scott Eldridge” (signed)

Scott Eldridge

Chief Executive Officer